November 12, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

 RE:  UQM Technologies, Inc.

  Registration Statement on Form S-3

  File No. 333-207468

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), UQM Technologies, Inc. (the "Company") hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on October 16, 2015.

     The Company is requesting to withdraw the Registration Statement because it has chosen not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and the Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

     The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Sincerely,

/s/ David I. Rosenthal

David I Rosenthal

Treasurer, Secretary and

Chief Financial Officer